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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


         NOTIFICATION OF LATE FILING                          SEC FILE NUMBER
                                                                  0-29346

                                                               CUSIP NUMBER
                                                               30262F  10  6
                  (Check one):

[X] Form 10-K and Form 10-KSB           [ ] Form 20-F             [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB           [ ] Form N-SAR


For Period Ended:      FEBRUARY 28, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-K
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     ENTIRE FORM 10-K
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Part I   - Registrant Information

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         Full Name of Registrant
              FRM NEXUS, INC.
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         Address of Principal Executive Office (Street and Number)
              271 NORTH AVENUE
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         City, State and Zip Code
              NEW ROCHELLE, N.Y. 10801
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Part II - Rules 12b-25(b) and (c)

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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.



Part III - Narrative

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         This is the first Annual Report on Form 10-K which the Registrant is required to file since being informed by the SEC staff that there was no further comment to the General Form For Registration of Securities Pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Form 10) as finally amended on March 12, 1998. The Registrant elected a new Vice President and Chief Financial Officer on April 20, 1998 and at this date is approaching the completion of its Form 10-K but is unable to cause the Report to be filed on the due date. The additional 15 days which the Registrant requires is attributable to the learning curve necessitated by the newness of the Report for the Registrant and its personnel.



Part IV - Other Information


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         (1)      Name and telephone number of person to contact in regard to this notification

      Seth Grossman                           (914)            636-3432
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        (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X]  Yes     [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]  Yes     [  ]  No


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         The following is an explanation of the anticipated change, both narratively and quantitatively:

         For the fiscal year ended February 28, 1997 the Registrant had Revenues of $17,299,472 and a Net Loss of $1,259,009 or $1.04 per share. In the fiscal year ended February 28, 1998 it is anticipated that Revenues will be around $20,800,000 and Net Income will be in excess of $2,000,000 or $1.65 per share. As reported on page 4 of the Registrant's Form 10 referred to above, the accounting treatment which is being used with respect to the Registrant's sale of real estate in East Granby, Connecticut effective January 1, 1998 is the full accrual method in place of the financing method previously used and the Registrant is recording the gain on the sale of that property. The amount of that gain will determine whether the anticipated Net Income is more or less than the estimate of $2,000,000 stated above.


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                                 FRM NEXUS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      May 29, 1998                By   /s/ Seth Grossman
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                                           Seth Grossman,
                                           President and Chief Executive Officer






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